Exhibit 99.1

DRYSHIPS INC. ANNOUNCES DIVIDEND FOR THE QUARTER ENDED DECEMBER 31, 2017 AND AUTHORIZATION OF AN UP TO $50 MILLION STOCK REPURCHASE PROGRAM

February 7, 2018, Athens, Greece - DryShips Inc. (NASDAQ:DRYS)  ("DryShips" or the "Company"), a diversified owner of ocean going cargo vessels, announced today that, in accordance with its previously announced dividend policy, the Company's Board of Directors has declared a quarterly cash dividend with respect to the quarter ended December 31, 2017.

With respect to the quarter ended December 31, 2017, the Board of Directors declared a cash dividend of $2.5 million payable on or about March 8, 2018 to common shareholders of record as of February 20, 2018. The dividend per share amount to be paid by the Company, based on the Company's 104,274,708 common shares outstanding, will be approximately 2.4 cents per share.

The Company also announced today that its Board of Directors has authorized a stock repurchase program, under which the Company may repurchase up to $50 million of its outstanding common shares for a period of 12 months.  DryShips may repurchase shares in privately negotiated or open-market purchases in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The specific timing and amount of repurchases, if any, will be at the discretion of the Company's management and will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.  The Company is not obligated under the program to purchase any shares.  Due to applicable securities laws, the Company's repurchase of shares will not begin until after the release of the Company's financial statements for the fourth quarter ending December 31, 2017, which is expected to be within February. The repurchase program may be suspended or discontinued at any time. The Company expects to finance the stock purchases with existing cash balances.

About DryShips Inc.
The Company is a diversified owner of ocean going cargo vessels that operate worldwide. The Company owns a fleet of 35 vessels comprising of (i) 12 Panamax drybulk vessels; (ii) 4 Newcastlemax drybulk vessels; (iii) 5 Kamsarmax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 2 Aframax tankers; (vi) 1 Suezmax tanker; (vii) 4 Very Large Gas Carriers and (viii) 6 offshore support vessels, including 2 platform supply and 4 oil spill recovery vessels.
DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."
Visit the Company's website at www.dryships.com

Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect the Company's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company's inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk or LPG commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to publicly update or revise any forward-looking statements, except as required by law. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com